United States securities and exchange commission logo





                            June 17, 2021

       Russell A. Colombo
       Chief Executive Officer
       Bank of Marin Bancorp
       504 Redwood Blvd., Suite 100
       Novato, California 94947

                                                        Re: Bank of Marin
Bancorp
                                                            Registration
Statement on Form S-4
                                                            Filed June 11, 2021
                                                            File No. 333-257025

       Dear Mr. Colombo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance